UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-35644

___________________

Bellatrix Exploration Ltd.

(Translation of registrant's name into English)

1920, 800 5th Avenue SW

Calgary, Alberta  T2P 3T6

Canada

 (Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: August 10, 2017	By:	/s/ Charles R. Kraus
	Name:	Charles R. Kraus
	Title:	Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated August 10, 2017 - BELLATRIX EXPLORATION LTD. ANNOUNCES STRONG SECOND QUARTER 2017 FINANCIAL AND OPERATING RESULTS DELIVERING 19% PRODUCTION GROWTH YEAR TO DATE, INCREASED 2017 GUIDANCE, AND NEW INDEPENDENT DIRECTOR APPOINTMENT